Exhibit 4.7.1

April 23, 2007

PRIVATE & CONFIDENTIAL

Mr. Thompson B. Jewell
385 Birchcliff Road
Birchcliff AB T4S 1R6
Canada

Dear Thom,

On behalf of the Board of Directors of Austral Pacific Energy Ltd.., I am pleased to offer you the position of Chief Executive Officer. The basic terms of this offer are as follows:

Title and Summary:	Chief Executive Officer of the Company.

Reporting Relationship:	You will report to the Board of Directors.

Commencement of Duties:	We look forward to you joining at the earliest possible date, anticipated to be May 1, 2007.

Board Membership:	Upon receipt of consent documentation.

Initial Compensation:

An minimum annual base salary of NZ$350,000 which will be subject to an annual review. Upon arrival in New Zealand, coincident with or after the joining date, a comprehensive review of your personal situation will be undertaken and appropriate changes to the base salary will be made.

Annual Incentive Plan:	You will participate in the Company’s Annual Incentive Program with goals and metrics approved by the Remuneration Committee of the Board.

Long Term Incentive:	You will participate in the Company’s Long Term Incentive Program according to the provisions of the plan.

Stock Options:	At the time of your employment you will be awarded 400,000 options to purchase common stock in the Company. These options

Austral Pacific Energy Ltd.

Incorporated in British Columbia, Canada

Level 3, 40 Johnston Street, P O Box 5337, Lambton Quay, Wellington, New Zealand PH: +64 4 495 0888 FAX: +64 4 495 0889

EMAIL: mail@austral-pacific.com WEBSITE: www.austral-pacific.com will vest one-third after six months, one-third after twelve months and the last third after eighteen months after your date of joining. The strike price will be the closing price on your day of joining.

Relocation:

You will be provided assistance with reasonable and customary relocation costs to the Wellington area. These expenses include temporary living accommodation costs in Wellington for a period to be agreed with the Board.

Housing

You will be provided with rental of appropriate rental property, reasonable furnishings for the rental property for a period of time to be agreed by the Board. In addition you will receive the equivalent of one month’s salary to cover incidental settling in costs.

Personal Travel:

Annually, you and your spouse will be provided the opportunity to return to Birchcliff for personal business at the Company’s expense. Normally this expense will not exceed the cost of two round-trip business class tickets.

Benefits:
	•	Five weeks annual holiday

	•	Company-paid dues for professional affiliations

	•	Reimbursement for all reasonable business expenses

	•	Annual medical evaluation

Tax Advice:	You will be provided, at Company expense, tax advice and preparation services for filing of your New Zealand, Canadian and United States tax returns. You will be responsible for all taxes.

Visas:	The Company will arrange appropriate visas for you and your family. You will provide any necessary documentation to facilitate this process.

Termination
Without Cause:	Upon any termination without cause you will be paid an amount equal to 12 months’ base pay.

Resignation:

Any voluntary resignation by you will relieve the Company of any further compensation obligations other than your retention of any previously vested amounts. Any resignation due to constructive termination without cause will entitle you to severance as though you were terminated without cause.

Repatriation:	In the event of termination of service, the Company will pay reasonable and customary costs to repatriate you and your family to Birchcliff within ninety days of the termination.

I believe as CEO, you will have many exciting challenges and considerable personal satisfaction; and at the same time, your leadership will provide new energy and direction for the business. I look forward to your affirmative response and will be happy to discuss any matter that might assist you in making that decision.

If you find the provisions of this term sheet acceptable, please indicate your acceptance of our offer below. Upon receipt of the signed letter, we will instruct our attorneys to draw up an Employment Agreement incorporating these terms.

Yours truly,

David Newman
Chairman

AGREED AND ACCEPTED
this ____ day of ________  ______

Thompson B. Jewell